UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Jameson Stanford Resources Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

470463100

(CUSIP Number)

Laura E. Anthony, Esquire

330 Clematis Street, Suite 217

West Palm Beach, FL 33401

 (561) 514-0936

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 2, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Michael Christiansen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power
Shares		750,000
Beneficially	8.	Shared Voting Power
Owned by		0
Each	9.	Sole Dispositive Power
Reporting		750,000
Person	10.	Shared Dispositive Power
With		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
750,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13.	Percent of Class Represented by Amount in Row (11)
6.50%

14.	Type of Reporting Person (See Instructions)
IN

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.001 par value (the “Common Stock”), of Jameson Stanford Resources Corp, a Nevada corporation (the “Company”). The address of the Issuer’s principal executive offices is 605 West Knox Road #202, Tempe, Arizona 85284.

Item 2. Identity and Background.

(a)	Michael Christiansen

(b)	Business Address: 848 N Rainbow Blvd #1312, Las Vegas, Nevada

(c)	Mr. Christiansen’s principal business is financial consulting

(d)	Criminal Proceedings: None

(e)	Civil Proceedings: None

(f)	Citizenship: United States

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment No. 1 to Schedule 13D hereby reflects an increase in the percentage of the class of equity securities that are beneficially owned by the reporting person.

Item 4. Purpose of Transaction.

Mr. Christiansen holds the Issuer’s securities for investment purposes. Mr. Christiansen intends to participate in and influence the affairs of the Issuer only with respect to its voting rights associated with its shares of common stock.

Mr. Christiansen does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in Item 4(a)-(j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Christiansen is the beneficial owner of 750,000 shares of Common Stock of the Issuer, representing approximately 6.50% of the outstanding shares of Common Stock. The foregoing percentage is calculated based on 11,543,862 shares of Common Stock outstanding as of October 2, 2014, as disclosed in the Issuer’s Form 8-K as filed with the Securities and Exchange Commission on October 2, 2014. This number includes: (i) 750,000 shares of Common Stock currently owned by Mr. Christiansen individually and directly, and (ii) no currently exercisable options.

(b) Mr. Christiansen has sole voting power and sole dispositive power over the shares of Common Stock, and does not have shared voting power or shared dispositive power over any shares of Common Stock.

 (c) Mr. Christiansen increased his percentage ownership of Common Stock of the Issuer as a result of the share cancellations reported by the Issuer on Form 8-K on September 24, 2014, September 26, 2014, and October 2, 2014, respectively. Mr. Christiansen has not effected any transactions in the Common Stock during the past 60 days.

(d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Christiansen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. Mr. Christiansen holds (i) holds no options to purchase shares of Common Stock, (ii) has no interest in any other securities of the Issuer, and (iii) is not a party to any agreement by which he may receive additional securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2014

By:	/s/ MICHAEL CHRISTIANSEN
Name/Title: Michael Christiansen